unaxis

82-34643

Rule 12g3-2(b) File No. ~~82-5190~~

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50




SEC MAIL PROCESSING
RECEIVED
JUL 01 2005
WASH. D.C.
198
SECTION

SUPPL

Date June 29, 2005
Contact Martina C. Schuler

**Unaxis Holding Inc.**
**Rule 12g3-2(b) File No. 82-5190**

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Unaxis Holding, Inc. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
Unaxis Holding Inc.

i.A. Martina C. Schuler
Nicolas Weidmann
Corporate Communications

PROCESSED
JUL 06 2005
THOMSON
FINANCIAL

Enclosure

- **Extraordinary general meeting of shareholders of Unaxis Holding Inc. elects new Board of Directors**
- **Changes to Unaxis senior management**

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
88008 Pfäffikon SZ
Switzerland

Martina C. Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.schuler@unaxis.com
www.unaxis.com

dlw 7/5

unaxis

Rule 12g3-2(b) File No. 82-5190

## Media Release


SEC MAIL
RECEIVED
PROCESSING
JUL 01 2005
WASH. D.C.
198
SECTION

### Extraordinary general meeting of shareholders of Unaxis Holding Inc. elects new Board of Directors

***Lucerne, June 28, 2005*** – At today's extraordinary general meeting of Unaxis Holding Inc. in Lucerne, 454 shareholders were in attendance and represented 49.9 percent of the company's share capital. The meeting was convened at the request of Victory Industriebeteiligung AG.

As previously announced, all existing members of the Board of Directors with the exception of Thomas P. Limberger resigned from office as per the end of the extraordinary general meeting. With 92.1 percent of the votes cast, Dr. Mirko Kovats, Günther Robol, Christian Schmidt and Georg Stumpf were newly elected to the Board of Directors. Dr. Mirko Kovats was elected as Chairman at the constituting meeting of the Board of Directors. In addition, Thomas P. Limberger will take over the post of Unaxis CEO from August 1, 2005.

Moreover, the Shareholders' Meeting approved the proposal put forward by Victory Industriebeteiligung AG to waive the reduction of share capital by repayment of nominal value of shares from CHF 20 to CHF 6. The waiver was approved by 86.6 percent of votes cast. The proposal by Victory Industriebeteiligung AG to reinstate the statutory exemption from the duty to make a full tender offer in accordance with the Stock Exchange Act (so-called opting-out) was approved by 86.0 percent of votes cast.

For further information, please contact:

Unaxis Management Inc.
**Media Relations**
Nicolas Weidmann
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
E-mail media.relations@unaxis.com

Unaxis Management Inc.
**Investor Relations**
Dr. Philipp Gamper
Tel. +41 58 360 96 22
Fax +41 58 360 91 93
E-mail investor.relations@unaxis.com





**Unaxis – a globally leading high-tech company**

Unaxis (SWX: UNAX) is a globally leading provider of production systems, components, and services for high-technology products based on core competencies in thin film and vacuum technology. Unaxis' commercial activities center on high-growth sectors such as protective coatings for precision tools and components (Coating Services), systems for producing vacuum and conveying process gases (Vacuum Solutions), production systems for data storage devices (Data Storage Solutions), optical components (Optics), and aerospace technology (Space Technology). Unaxis also deploys its core competencies as a major provider of semiconductor technology (Semiconductor Equipment). Unaxis currently employs approximately 6,800 individuals and, in its 2004 financial year, achieved sales of CHF 1,850 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses centers of competency for research, development, and production in Europe, Asia, and the USA, as well as approximately 80 subsidiaries in 24 countries.

unaxis

Rule 12g3-2(b) File No. 82-5190

# Media Release

## Changes to Unaxis senior management

***Pfäffikon SZ, June 29, 2005*** – As part of the change in control at Unaxis, Kaspar W. Kelterborn, Chief Financial Officer, and Matthias Mölleney, Head of Corporate Human Resources, both members of the Executive Board, are leaving the company with immediate effect. Unaxis will announce their successors in due course.

For further information, please contact:


Unaxis Management Inc.
**Media Relations**
Nicolas Weidmann
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
E-mail media.relations@unaxis.com

Unaxis Management Inc.
**Investor Relations**
Dr. Philipp Gamper
Tel. +41 58 360 96 22
Fax +41 58 360 91 93
E-mail investor.relations@unaxis.com


**Unaxis – a globally leading high-tech company**

Unaxis (SWX: UNAX) is a globally leading provider of production systems, components, and services for high-technology products based on core competencies in thin film and vacuum technology. Unaxis' commercial activities center on high-growth sectors such as protective coatings for precision tools and components (Coating Services), systems for producing vacuum and conveying process gases (Vacuum Solutions), production systems for data storage devices (Data Storage Solutions), optical components (Optics), and aerospace technology (Space Technology). Unaxis also deploys its core competencies as a major provider of semiconductor technology (Semiconductor Equipment). Unaxis currently employs approximately 6,800 individuals and, in its 2004 financial year, achieved sales of CHF 1,850 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses centers of competency for research, development, and production in Europe, Asia, and the USA, as well as approximately 80 subsidiaries in 24 countries.